Exhibit 4.1
14 Sept 2016	Lloyds Bank Commercial Finance Ltd
Boston House,
Little Green
STRICTLY PRIVATE AND CONFIDENTIAL	Richmond
The Directors	Tw9 1QE
Hudson Global Resources Ltd
130 St Vincent St
Glasgow
G2 5HF

Dear Sirs

Receivables Finance Agreement dated 1st August 2014 between Lloyds Bank Commercial Finance Ltd as previously amended, varied or supplemented (the “Agreement”)

Further to our recent communications, this letter sets out the amendments to the above Agreement.

Words and Phrases used in the Agreement and related Operating Conditions shall bear the same meaning where used in this letter as contained in those documents.

•	The principle Invoice Discounting Review Limit is decreased to £11,500,000

•	The WIP / Perm Invoice Discounting Review Limit is decreased to £ 500,000

•	The WIP / Temp Invoice Discounting Review Limit is decreased to £ Nil

Net Result – Total Review Limit reduced from £15,000,000 to £12,000,000.

The above amendments will take effect upon the signing of this letter.

Save for the above amendment, the Agreement and related Operating Conditions shall continue in full force and effect.

Please sign and return the enclosed copy of this letter to signify your acceptance.

Yours faithfully
For and on behalf of Lloyds Bank Commercial Finance Ltd

Mark Jones
Client Manager

Accepted and agreed,
For and on behalf of Hudson Global Resources Ltd

/s/ Alexis de Bretteville	September 15, 2016
Director	Date

Lloyds Bank Commercial Finance Ltd. Registered in England and Wales No. 733011.
Registered Office: No. 1, Brookhill Way, Banbury, Oxfordshire, OX16 3EL.
Lloyds Bank Commercial Finance Ltd is part of Lloyds Banking Group and is not authorised or regulated by the Prudential Regulation Authority or the Financial Conduct Authority